Exhibit 99.1

CB-245310

Certificate Of Merger

I, MELANIE E. RIVERS, Assistant Registrar of Companies in and for the Cayman Islands DO HEREBY CERTIFY, pursuant to the Companies Act, that all the requisitions of the said Act in respect of a Merger were complied with and that

Aptorum Group Cayman Limited

Merged into

Aptorum Group Limited

effective the 21st day of February Two Thousand Twenty-Three

Given under my hand and Seal at George Town in the Island of Grand Cayman this 21st day of February Two Thousand Twenty-Three

Assistant Registrar of Companies, Cayman Islands

Authorisation Code : 556536712764
www.verify.gov.ky
28 February 2023